Ohmyhome Limited

February 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C., 20549

Attn: Mr. Benjamin Holt

Re:	Ohmyhome Limited
Registration Statement on Form F-1, as amended (File No. 333-275987)
Withdrawal of and New Request for Concurrence in Acceleration Request

Dear Mr. Holt:

Reference is made to our letter, filed as correspondence via EDGAR on February 7, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for February 12, 2024, at 5:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally request effectiveness of the above-referenced Registration Statement for February 13, 2024, at 5:30 p.m. Eastern Time.

Very truly yours,

Ohmyhome Limited

By:	/s/ Rhonda Wong
Name:	Rhonda Wong
Title:	Chief Executive Officer